January 10, 2006
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Cumulus Media Inc. Form 10-Q/A for the quarterly period ended June 30, 2005 Filed November 10, 2005 File No. 005-54277
Dear Mr. Spirgel:
     This letter is in response to your letter addressed to Mr. Martin Gausvik dated November 28, 2005, regarding comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the financial statements and related disclosures in the above-referenced filing.
     As directed in your correspondence, we are providing the following responses and supplemental information to your comments as you requested.
Form 10-Q/A for the quarterly period ended June 30, 2005
Explanatory Statement, page 3
1.   We note that you are restating your financial statements in relation to the payment made by Katz Media to Interep National Radio Sales, Inc. Please tell us more details of the transaction, including:
•	why you did not originally record the payment made on your behalf;

•	the circumstances that arose that prompted the restatement;

•	the details of the release from Interep, including any amounts paid or forgiven;

•	why the amount was immediately expensed, including your basis in the accounting literature; and

•	why Katz was willing to pay for the remaining term of the contract up-front.

Response:
     As disclosed in our SEC filings, during the second quarter of 2005, we terminated our pre-existing national sales representation agreement with Interep National Radio Sales, Inc. (“Interep”) and entered into a new agreement with Katz Media Group (“Katz”). Pursuant to the terms of the agreement with Interep (the “Interep Agreement”), Cumulus Media Inc. (“Cumulus” or “we”) had engaged Interep to act as our national advertising sales agent for the period from April 1, 1999 to March 31, 2009. The Interep Agreement did not contain a voluntary termination or buyout provision, and consequently, in the absence of a contractual breach, a termination of that agreement would require mutual consent.
     As is typical in the radio industry, we are contacted from time to time by advertising sales representatives seeking to gain Cumulus as a client. A radio company’s decision to switch national representation firms prior to the termination of an existing representation agreement is not unusual in our industry. When a company switches firms prior to the end of a contractual term, the successor firm frequently agrees to “buy out” the predecessor firm for what is determined to be the relative fair value of the remaining contract term. We believe that the calculation of these “buyouts” has become fairly standard among the representation firms serving our industry and, typically, is equal to the present value of the projected commissions over the remaining agreement term.
     In early 2005, we determined that, as a result of less-than-satisfactory performance by Interep in recent periods and our belief that, as the leading national representation firm in the industry, Katz could produce superior results compared to Interep, it might be in Cumulus’ best interest to change national advertising sales agencies. Consequently, we informed representatives of Katz that if Katz was able to reach an agreement with Interep by which the Interep Agreement could be terminated and Cumulus could be released from its contractual obligations there under, we would be willing to enter into an agreement with Katz, subject to mutual agreement on the terms and conditions of such a new agreement with Katz.
     Following those discussions, we understood that representatives of Katz and Interep engaged in discussions that resulted in an agreement by which Katz would assume national sales representation responsibility for Cumulus and Cumulus and Interep would each be released from any further obligation to the other under the Interep Agreement. In connection with terminating our agreement with Interep, no payments were or will be made by Cumulus to Interep (other than for amounts owed for periods prior to the termination), and the terms of that termination and release were primarily negotiated directly between Katz and Interep.
     As a result of those discussions, in May 2005, we were released from the Interep Agreement and engaged Katz as our new national advertising sales agent. At that time, we did not believe that the buyout agreement between Katz and Interep created an accounting event for Cumulus.

     There were several factors that led us initially to conclude that the payment from Katz to Interep did not create an accounting event for Cumulus, including:
-	We did not participate in the negotiations to terminate the agreement with Interep. Instead, Katz negotiated directly with Interep to secure our release from the agreement.
-	Pursuant to our new agreement with Katz, Katz was to absorb any agreement-termination obligation arising as a result of its negotiations with Interep.
-	We believe that it is typical for a national representation agreement in our industry to contain a voluntary termination provision for the represented company. These provisions usually include a buyout formula, which allows the represented company to calculate the amount it must pay at any point in time to terminate the agreement. Notably, our agreement with Interep did not contain such a buyout provision. As such, we did not believe during our initial review that any obligation was created on behalf of Cumulus and, therefore, no accounting event had, in substance, occurred as a result of the termination of the Interep Agreement.
     Subsequent to the end of the third quarter, we reconsidered our accounting for the termination of the Interep Agreement during the second quarter. The key accounting consideration that led us to determine to restate our second quarter financial statements centers around the substance of the buyout payment made by Katz and the capacity in which Katz, as the successor representation firm, acted. At the time we initially prepared and reported our second quarter 2005 financial results, we believed—for the reasons described in the immediately preceding paragraph—that it was not necessary or appropriate for us to record any accounting event with respect to the termination and buyout arrangement between Katz and Interep. However, when we subsequently reconsidered the accounting treatment, we ultimately concluded that those reasons actually masked the underlying substance of what was happening, which was that Katz was effectively acting on our behalf, or as our agent, to reach an agreed upon termination of the Interep Agreement. As such, we concluded that it was more appropriate for us to recognize a non-cash contract termination charge equal to the buyout payment negotiated on our behalf by Katz.
     The circumstances that prompted our re-evaluation of our accounting conclusions reached in the second quarter arose late in the third quarter of 2005. At about that time, we became aware that, during the third quarter of 2005, one of our competitors went through a similar process of switching all of its radio stations represented by Interep to Katz. We understand that the agreement with Interep to which this competitor was bound contained a voluntary termination provision, which our competitor exercised in order to terminate its agreement with Interep. We also understand that this competitor had reached an arrangement whereby Katz would pay the contract buyout payment due to Interep.

     Through discussions with our auditors, we understand that the national office of the audit firm representing this competitor contacted our auditor’s national office to discuss the accounting for these buyout payments. As a result of this discussion and subsequent communications with our independent public accounting firm, we re-evaluated our initial accounting conclusions and determined that recognizing a non-cash contract termination charge related to the buyout was more appropriate.
     Our release from our agreement with Interep was memorialized in a tri-party agreement between Interep, Katz and Cumulus. The tri-party agreement included:
-	a provision releasing Interep from any further obligation to provide services to Cumulus;
-	a provision whereby Interep released Cumulus and Katz from any claims or obligations under the Interep Agreement;
-	a provision whereby Cumulus and Katz released Interep from any claims or obligations under the Interep Agreement and;
-	a provision whereby Katz agreed to pay Interep the contract buyout obligation.
     Also under the terms of this tri-party agreement, we agreed to continue to pay commissions we owed to Interep for advertising sold prior to the termination date of the Interep Agreement. No commissions owed or other amounts were forgiven under the Interep Agreement. Likewise, we paid no amounts to Interep, outside of commissions owed in the ordinary course of the Interep Agreement through the termination date.
     Ultimately we concluded that we should record a charge to recognize the termination of the Interep Agreement. This conclusion is based on our recognition that, in substance, Katz acted on our behalf, or as our agent, in negotiating the termination of the Interep Agreement. Our amended accounting treatment for the agreement termination was recorded in accordance with SFAS Statement No. 146 Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). In accordance with paragraphs 14 and 15 of SFAS 146, we recognized and measured the charge associated with terminating the Interep contract as of the effective termination date.1 The liability

[1]	The full text of paragraphs 14 and 15 of SFAS 146 are as follows:
14.	For purposes of this Statement, costs to terminate an operating lease or other contract are (a) costs to terminate the contract before the end of its term or (b) costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity.

15.	A liability for costs to terminate a contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms (for example, when the entity gives written notice to the counterparty within the notification period specified by the contract or has otherwise negotiated a termination with the counterparty). The provisions of paragraph 6 shall apply in periods subsequent to that date.

established as a result of the termination represents an incentive, or credit, received from the vendor. The resulting credit will be recognized as a reduction of our commission expense over the term of the agreement with Katz. The amount of recognition will be based on the vendor’s current and expected performance over the contractual period.
     As indicated above, we believe a radio company’s decision to switch national representation agents prior to the stated term of an existing representation agreement is not atypical in our industry. National representation firms continually pursue new clients in an effort to gain critical mass and remain competitive in the industry. As the second largest radio station owner in terms of station count, we presumably would be an extremely valuable account to any national representation firm. We believe that Katz’s decision to absorb our contract-termination obligation is rooted in Katz’s desire to grow and to become the leading national representation agent in our industry.
2.   It is unclear to us why the amounts were due to Interep to terminate the contract considering your statement that “the Company’s contract with Interep did not contain a voluntary termination or buyout provision” as disclosed on page 7 in Note 2.
Response:
     The Interep Agreement did not contain a voluntary termination or buyout provision. As a result, the only way we could terminate the Interep Agreement, in the absence of a clear breach, would have been to reach a mutually agreed upon termination with Interep. Thus there was no pre-existing contractual provision that allowed for or required a buyout arrangement. Furthermore, Cumulus was not interested in seeking an agreement with Interep that would have required Cumulus to make a payment to Interep in order to terminate the Interep Agreement. In the absence of such a contractual provision allowing us to voluntarily terminate the Interep Agreement, and in order to secure us as a customer, Katz determined to approach and negotiate a buyout of the Interep Agreement directly with Interep. As mentioned in our response to question 1, we believe that these buyout arrangements, and the method of calculating a buyout price, have become fairly standard among the representation firms serving our industry.
     As described above, the ultimate buyout obligation was memorialized in a tri-party agreement between Interep, Katz and us.
3.   Also, tell us if there were any payments, including up-front payments, made by Interep to you prior to or during the contract term. If so, tell us in detail how you accounted for the payments.
Response:
     Under the terms of the Interep Agreement, Interep paid us approximately $20,000 per month as a partial reimbursement of the salaries and benefits we paid to employ a national sales manager to manage the Interep/Cumulus national sales process. We recorded this payment as reduction to our national commission expense.
     There were no up-front payments or other payments made by Interep to us prior to or during the contract term of the Interep Agreement.
4.   Tell us if Katz Media made any up-front payments to you other than the payment made on your behalf to Interep and how you accounted for such payments, if any.
Response:
     There were no up-front payments made by Katz to Cumulus relating to the transition from Interep to Katz.
     Thank you for your consideration of our response. Please contact me directly at (404) 260-6600 to discuss any questions or concerns related to our response. We look forward to clearing these comments to your satisfaction in a timely manner.

Sincerely,
/s/ Martin Gausvik
Martin Gausvik
EVP, CFO and Treasurer Cumulus Media Inc.

cc:	Michael Henderson, Staff Accountant, Commission Kyle Moffatt, Accountant Branch Chief, Commission Mark L. Hanson, Esq., Partner, Jones Day William Parker, Partner, KPMG LLP